

June 15, 2012

Via E-Mail
Patrick K. Tagtow
Senior Vice President, General Counsel and Secretary
BMC Software, Inc.
2101 CityWest Boulevard
Houston, TX 77042

> **Re:** **BMC Software, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed June 12, 2012**
> **File No. 001-16393**

Dear Mr. Tagtow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

BMC's Board Has Determined Pursuing A Sale At This Time Is Not In The Best Interests Of Stockholders

1. Please revise your disclosure in the second sentence that Elliott's short-term actions would be detrimental, to characterize the statement as your opinion or belief. Similarly, revise the disclosure in the first sentence of the fourth paragraph that Elliott's nominees would not effectively represent the interests of all BMC shareholders, to characterize it as your opinion or belief.

2. Please provide support for your statement that placing Elliott's nominees on your board of directors would adversely impact the professional diversity of that body. The Elliott nominees appear to have experience in all the areas that you state that the board of directors risks losing.

Patrick K. Tagtow
BMC Software, Inc.
June 15, 2012
Page 2

3.   Please provide balancing disclosure for your statements in the fourth paragraph that
        Elliott's agenda is predetermined and that its nominees pre-judged BMC. In this regard,
        we note from page 3 of the Schedule 14A filed June 14, 2012 that Elliott's nominees
        expect to explore "a sale of all or part of the business, changes in the Company's use of
        capital or changes in the Company's capital structure, as well as operational
        improvements in the company's go-to-market strategy, cost structure and other areas."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at
(202) 551-3503 with any questions.

                                                Sincerely,

                                                /s/ David L. Orlic

                                                David L. Orlic
                                                Special Counsel
                                                Office of Mergers and Acquisitions

cc: Via E-mail
         Lauren D. Gojkovich
         Wachtell, Lipton, Rosen & Katz